

Mail Stop 3561

November 24, 2009

Mr. Joseph Williger
Chief Executive Officer
G. Willi-Food International, Ltd.
4 Nahal Harif St.
Northern Industrial Zone
Yavne 81106, Israel

>   **Re: G. Willi-Food International, Ltd.**
>   **Form 20-F for Fiscal Year Ended December 31, 2008**
>   **Commission File No. 000-29256**

Dear Mr. Williger:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jennifer K. Thompson
Branch Chief